018.htm018.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D-A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Fauquier Bankshares, Inc.
(Name of Issuer)
Common Stock, $3.13 Par Value Per Share
(Title of Class of Securities)
312059108
(CUSIP Number)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Daniel R.. Long, III CFA
588 Eagle Watch Lane
Osprey, Florida 34229
(941-350-0686)
Focaledge33@Comcast.net
October 8, ,2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover
 page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 312059108 13D-A Page 2 of 3 Pages

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
2. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel R. Long, III I.R.S IDENTIFICATION NO ###-##-####
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b) X
3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH SOLE VOTING POWER

252,549
8. SHARED VOTING POWER

257,549
9. SOLE DISPOSITIVE POWER

0
252,549
10. SHARED DISPOSITIVE POWER
257,549

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
257,549
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.80% ( 1 ) )
14. TYPE OF REPORTING PERSON (see instructions)
Individuals and Private 501C3 Non Operating
Foundation
(1) Assumes 3,784,934 shares of common stock
(2) outstanding as of the date of this statement
(3) on Schedule 13D-A1, based on 3,784,934 shares of
(4) common stock outstanding as of June 30, 2019, as
(5)  reported in the Issuers Quarterly Report on
(6) Form 10Q filed on August 2, 2019

CUSIP No. 312059108 13D-A1 Page 2 of 3 Pages

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION
2. NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel R. Long, III
Fauquier Bankshares, Inc is a Delaware corporation
( the Issuer ) The address of the principal executive
 offices of the Issuer is: 10 Courthouse Square.
Warrenton, Va. 20186
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
a) This 13D-A is filed by Daniel R.Long, III
b) The Reporting person?s address is : 588Eagle Watch Lane,
 Osprey, Florida 34229
c) Daniel R. Long, III
d) The Reporting Person has not been convicted in a Criminal Proceeding( excluding traffic violations or similar misdemeanors) during the last five years.
e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state laws , or finding any violation with respect to such laws.

f) Mr. Long is a citizen of the United States
3. SEC USE ONLY

4. SOURCE OF FUNDS (see instructions)
Daniel Long is the father of Amy Woolf and Daniel R. Long,IV and the brother of Barbara L.O?Brien.
He is the President of The D R Long Foundation,Inc.
And Barbara L. O?Brien is a Director thereof.
None of the members of the family or the Officers or Directors of the Foundation has any affiliation with any Officer or Director of Fauquier Bankshares , Inc.
In all instances the purchases of the common stock were made with personal investment funds or Foundation portfolio funds.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6. CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH 7. SOLE VOTING POWER

252,549

8. SHARED DISPOSITIVE POWER

256,249

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
257,549
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.80% (2)
14. TYPE OF REPORTING PERSON (see instructions)
IN
(1)

CUSIP No.312059108 13D-A Page 2 of 3 Pages


Item 1. Security and Issuer.
This Amendment No. 1 to Schedule 13D amends and restates (as amended and restated, the "Schedule 13D")
 in its entirety the statement on Schedule 13D filed on February 7, 2019 (the "original Schedule 13D") with the U.S. Securities and Exchange Commission
(the "Commission") byDaniel R. Long, III with respect to the common stock, par value $3.13per share
("Common Stock"), of Fauquier Bankshares, Inc, a Delaware corporation (the "Issuer").Item
2. Identity and Background.

Item 3. Source or Amount of Funds or Other Consideration
See commentary on Item 4 pg2 above
Item 4.
The securities of the Issuer were acquired by the Reporting Persons for Investment and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. This filing asserts the passive role that the Reporting Persons assume with the possible exception of joining discussions with management and or the Board of Directors concerning shareholder communications and possible corporate governance issues.
The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose
The Reporting Persons, may from time to time, depending on prevailing market, economic or other conditions and at their discretion, acquire additional or dispose of shares of Common Stock, or engage in discussions with the Issuer concerning any such acquisitions or dispositions or other investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant by the Reporting
Persons, may decide to increase or decrease the size of their investment in the Issuer at any time.
Item 5. Interest in Securities of the Issuer.
The information contained on the cover pages to this
Schedule 13D-A is incorporated herein by reference.
(a) As of the date the aggregate number of shares of
(b) Common Stock to which this Schedule 13D-A
(c) relates is 257,549. The Common Stock held by
(d) the Reporting Persons represents 6.80% of the
(e) Common Stock outstanding of the Issuer as of
(f) June 30,2019
(b) Mr Long has sole voting and dispositive power over the shares of Common Stock of which he owns individually
 ( In a Living Trust in which he is the Sole Trustee) and in his Retirement accounts. Mr Long as President of the D R Long Foundation, Inc has sole voting and dispositive power over the shares which the Foundation owns in its portfolio. Mr. Long has only dispositive power held in the retirement account of Mrs. O?Brien where he has limited trading authority. Mr. Long has no voting or dispositive power over the shares held by
 Amy C. Woolf or Daniel R. Long, IV . However his advice concerning their holdings may influence their respective decisions in holding, disposing or adding to their holdings.
(d) No applicable
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings,
 or relationships (legal or otherwise) among the Reporting Persons between any third party, with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.
Exhibit 1:Exhibit 1: Shareholdings by Account and Title:
Daniel R. Long, III Roth Retirement Accts. 175,181 shs. Living Trust Accts. 71,368 shs.
D R Long Foundation , Inc. 6,000 shs.
Barbara L O?Brien 3,700 shs.
Amy C. Woolf 1,000 shs.
Daniel R. Long, IV 300 shs.

CUSIP No. 312059108 13D-A Page 3 of 3 Pages



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Daniel R. Long, III
October 8, 2019